UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-5

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
     Helmut Reuschenbach, Senior Executive Director, Finance and Treasurer,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                               France Telecom S.A.
                   Pierre Dauvillaire, Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-84-72
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Deutsche Telekom AG
     IRS Identification Number: N/A

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a) |X|
                                (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

NUMBER OF           0
               -----------------------------------------------------------------
  SHARES       8    SHARED VOTING POWER

BENEFICIALLY        o    86,236,036 shares of Class A Common Stock (equivalent
                         in voting power to 86,236,036 shares of Series 3 FON
 OWNED BY                Common Stock and 43,118,018 shares of Series 3 PCS
                         Common Stock)
   EACH
                    o    11,299,418 shares of Series 3 PCS Common Stock
 REPORTING     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
PERSON WITH
                    o    43,118,018 shares of Class A Common Stock (equivalent
                         in voting power to 43,118,018 shares of Series 3 FON
                         Common Stock and 21,559,009 shares of Series 3 PCS
                         Common Stock)

                    o    5,649,709 shares of Series 3 PCS Common Stock
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock) and 11,299,418 shares of Series 3 PCS Common Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of Class A Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.2% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock).

14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     France Telecom S.A.
     IRS Identification Number: N/A

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a) |X|
                                (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     France

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

NUMBER OF           0
               -----------------------------------------------------------------
  SHARES       8    SHARED VOTING POWER

BENEFICIALLY        o    86,236,036 shares of Class A Common Stock (equivalent
                         in voting power to 86,236,036 shares of Series 3 FON
 OWNED BY                Common Stock and 43,118,018 shares of Series 3 PCS
                         Common Stock)
   EACH
                    o    11,299,418 shares of Series 3 PCS Common Stock
 REPORTING     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
PERSON WITH
                    o    43,118,018 shares of Class A Common Stock (equivalent
                         in voting power to 43,118,018 shares of Series 3 FON
                         Common Stock and 21,559,009 shares of Series 3 PCS
                         Common Stock)

                    o    5,649,709 shares of Series 3 PCS Common Stock
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock) and 11,299,418 shares of Series 3 PCS Common Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of Class A Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.2% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock).

14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D ("Amendment No. 2") filed on May 28, 1998, Amendment No. 3 to the Schedule 13D ("Amendment No. 3") filed on December 1, 1998 and Amendment No. 4 to the Schedule 13D ("Amendment No. 4") filed on February 12, 1999 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom S.A. ("FT"), with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

     On February 22, 1999, the Issuer closed the sale of an aggregate of 3,183,000 shares of Series 1 PCS Common Stock to the underwriters pursuant to their exercise of the over-allotment option granted in connection with the Issuer's recent public offering of Series 1 PCS Common Stock (the "Greenshoe") and, as a result, the "Greenshoe Closing" under the Master Agreement between the Issuer, DT and FT occurred, pursuant to which DT and FT purchased an aggregate of 795,750 shares of Series 3 PCS Common Stock from the Issuer for an aggregate consideration of $22,018,402.50.

ITEM 1.  SECURITY AND ISSUER

     Item 1 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     The 795,750 shares of Series 3 PCS Common Stock acquired by DT and FT at the Greenshoe Closing are convertible in certain circumstances into 795,750 shares of Series 1 PCS Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     The funds required for each of FT and DT to purchase on February 22, 1999 the aggregate of 795,750 shares of Series 3 PCS Common Stock of the Issuer pursuant to the Greenshoe Closing under the Master Agreement were provided by internally generated funds. In payment of the purchase price of 795,750 shares of Series 3 PCS Common Stock, on February 22, 1999 each of FT and DT paid to the Issuer $11,009,201.25 ($22,018,402.50 in the aggregate for both FT and DT).

ITEM 4.  PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     The Master Agreement provides for the purchase by FT and DT from the Issuer at the closing of the Greenshoe of a number of shares of Series 3 PCS Common Stock sufficient for FT and DT to acquire beneficial ownership, in the aggregate, equal to 25% of the aggregate voting power attributable to the shares of Series 1 PCS Common Stock issued by the Issuer in the Greenshoe in order to permit FT and DT to maintain their aggregate percentage voting power of the capital stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

1. Deutsche Telekom AG

     (a) On February 22, 1999, DT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of outstanding Class A Common Stock) and 11,299,418 shares of Series 3 PCS Common Stock (100% of outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of 344,425,366 shares of Series 1 FON Common Stock, 86,236,036 shares of Class A Common Stock, 196,828,138 shares of Series 1 PCS Common Stock, 195,094,340 shares of Series 2 PCS Common Stock, 11,299,418 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other outstanding voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by DT on February 22, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.2% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock).

     On February 22, 1999, Ron Sommer, Chairman of the Board of Management of DT and a director of Sprint, beneficially owned 1,500 shares of Series 1 FON Common Stock and 750 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of FT and DT disclaims beneficial ownership of any such shares.

     (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Series 3 PCS Common Stock owned by DT.

2. France Telecom S.A.

     (a) On February 22, 1999, FT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of outstanding Class A Common Stock) and 11,299,418 shares of Series 3 PCS Common Stock (100% of outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of the number of outstanding shares described in Item 5.1(a) above. If the Class A Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT on February 22, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.2% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock).

     On February 22, 1999, Michel Bon, Chairman and Chief Executive Officer of FT and a director of Sprint, beneficially owned 1,500 shares of Series 1 FON Common Stock and 750 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of FT and DT disclaims beneficial ownership of any such shares.

     (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Series 3 PCS Common Stock owned by FT.

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 24, 1999            DEUTSCHE TELEKOM AG



                                     By:  /s/ Helmut Reuschenbach
                                          ------------------------
                                     Name:  Helmut Reuschenbach
                                     Title:  Senior Executive Director

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 24, 1999              FRANCE TELECOM S.A.



                                       By:  /s/ Thierry Girard
                                            -------------------
                                       Name:  Thierry Girard
                                       Title:  Senior Vice President